Exhibit 12.1

Valvoline Inc.
Computation of Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	For the Years Ended September 30,
	2017	2016	2015	2014	2013
Earnings:
Net earnings	$304	$273	$196	$173	$246
Provision for income taxes	186	148	101	91	135
Equity income	(12)	(12)	(12)	(10)	(13)
Distributed income of equity investees	8	16	18	8	8
Fixed charges	45	14	4	2	2
Total Adjusted Earnings	$531	$439	$307	$264	$378

Fixed Charges:
Interest expense (gross of interest income)	$37	$5	$—	$—	$—
Amortization of deferred financing expense	3	4	—	—	—
Interest component of rental expense	5	5	4	2	2
Total	$45	$14	$4	$2	$2

Ratio of Earnings to Fixed Charges	11.8	31.4	76.8	132.0	189.0